   Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

June 29, 2018

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Weyland Tech, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 31, 2018

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 31, 2017

File No. 000-51815

Dear Ms. Thompson:

We write on behalf of our client, Weyland Tech, Inc. (the “Company”), regarding the above-referenced matter. The Company requested us, as its legal counsel, to respond to your June 6, 2018, letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the Staff’s comments.  Factual information provided herein has been provided to us by the Company.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2017

General

Comment 1.

We note that you checked the box on the cover page of your Form 10-K for the fiscal year ended December 31, 2017 indicating that you are an Emerging Growth Company. However, it does not appear that you qualify as an Emerging Growth Company because it appears that your first sale of common equity securities occurred prior to December 8, 2011. In this regard, we note your disclosure in the Form 10-QSB filed on August 17, 2006 that on May 30, 2006 you successfully completed the offering registered in September 2005. In future filings, do not

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

June 29, 2018

check the box indicating that you are an emerging growth company, or provide us with your analysis as to why you believe you qualify. Please refer to Jumpstart Our Business Startups Act, Frequently Asked Questions, Question and Answer No. 2.

Response:

Future filings will be drafted accordingly.

Comment 2.

We also note that by not checking the box indicating that you have elected not to use the extended transition period for complying with new or revised financial accounting standards, you appear to be indicating that you are planning to take advantage of the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. However, as noted in comment 1 above, you do not appear to be eligible to be an Emerging Growth Company due to your offering in 2006. Please confirm to us that you have not taken advantage of any extended transition periods for complying with new or revised accounting standards.

Response:

The Company confirm that it has not taken advantage of any extended transition periods for complying with new or revised accounting standards.

Results of Operation for the Fiscal Year Ended December 31, 2017, page 19

Comment 3.

We note that in response to comment 2 to our letter dated December 1, 2017, you undertook in your response letter dated February 7, 2018, to provide the requested disclosure in future filings. It does not appear that you provided such disclosure in your Form 10-K for the fiscal year ended December 31, 2017. Please tell us why you did not provide the requested disclosure, and confirm that you will provide this disclosure in future filings, as requested.

Response:

The Company will provide the requested information in future filings, given the nature of the reseller and white-label agreements, sales are not broken down into specific geographical regions moreover general region e.g. North Asia, Southeast Asia.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements for the Year Ended December 31, 2016

Comment 4.

In your letter to us dated February 7, 2018, you agreed to amend your Form 10-K for the fiscal year ended December 31, 2016 to revise the disclosures in Item 9A. Please tell us when you plan to file this amended Form 10-K.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

June 29, 2018

Response:

We intend to file an amended Form 10-K by August 31, 2018.

Current Reports on Form 8-K, Filed April 13, 2017 and May 9, 2017

Comment 5.

In response to comment 10 to our letter dated December 1, 2017, you undertook to file three unredacted exhibits to replace exhibits from which you redacted information but did not seek confidential treatment. Please file the unredacted exhibits as soon as possible, and tell us why you did not file the unredacted versions of these exhibits with either your Form 10-K for the fiscal year ended December 31, 2017 or the Form 10-Q for the fiscal period ended March 31, 2018.

Response:

Will comply in the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2018.

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Scott Kline, Esq.

Scott Kline, Esq.

cc:  Weyland Tech, Inc.

Mr. Brent Suen

Enclosure

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

June 29, 2018

Kline Law Group PC

Securities and Exchange Commission

Response Letter Dated April 10, 2018

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brent Suen

Brent Suen,

Chief Executive Officer

Weyland Tech, Inc.